Exhibit 99.1

T 604.682.3701	Suite 900, 570 Granville Street
	Vancouver, BC V6C 3P1	www.levon.com

August 26, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON CONTINUES BULK TONNAGE AG, AU, ZN, PB RESOURCE EXPANSION DRILLING AT CORDERO, MEXICO, AS PHASE 4 EXPLORATION BEGINS

Levon Resources Ltd. ("Levon", or the "Company") (TSXV Symbol LVN) is pleased to confirm that the Cordero 43-101 resource (news releases of June 21, 2011 and August 8, 2011) is currently being delineated by offset grid drilling at the Company's wholly owned Cordero Project located 35 km northeast of Hidalgo Del Parral, Chihuahua, Mexico. The Cordero Porphyry Zone drill holes are being offset to expand the resource with 150 to 200 m stepout core drilling, the resource remains open in all directions.  The Cordero Porphyry Belt is defined through 15 km of strike length and 3 to 5 km widths with six Tertiary volcanic and subvolcanic mineralized intrusive centers, including three, high level diatreme centers.  The resource is hosted within two of the intrusive centers in a central part of the Belt.

Recent Results

The Company would like to point out that the NI 43-101 Report (Aug 08, 2011) contained the drill holes up to Hole 160 which had not been previously released.

Three drills are turning 24 hours per day, 7 days per week and a replacement deep drill has arrived at the site.  The current drilling includes the last 2,000 m of the 59,000 m Phase 3 program that started October 1, 2010.

Phase 4 continuation drilling (130,000 m) will focus on completing the delineation drilling of the Pozo de Plata, Josefina Mine Zone and Cordero Porphyry Zone within the resource, and drill test outlying mine scale targets elsewhere within the Cordero Porphyry Belt, the parallel Porfido Norte Belt 10 km to the north, and the Perla, a felsic dome diatreme property 5 km to the south.  JS Geophysics of Vancouver, B.C. is being contracted for a third round of 3D induced polarization (IP) surveys in the new areas. Core Geophysics, Truckee, California is being contracted to design and complete a novel close spaced, detailed magnetotellurics (MT) survey to identify targets from near surface to deep (2+ km) within and around mapped, mineralized intrusive centers for Phase 4 drill testing.

The Company is well funded for its exploration program, with approximately $66m in the bank and an expected burn rate for the next 12 months of approximately $20m.

The project is under the direct supervision of Vic Chevillon, MA, C.P.G., Vice President of Exploration for Levon who is a qualified person (AIPG C.P.G #11054) within the context of National Instrument 43-101 and has read and takes responsibility for this News Release.

About Levon Resources Ltd.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds certain interests in three mineral properties located in British Columbia, Canada, namely the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”

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Ron Tremblay, President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.